BAKER & McKENZIE

東京青山・青木法律事務所

Baker & McKenzie GJBJ
Tokyo Aoyama Aoki Law Office
(Gaikokuho Joint Enterprise)
The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel : +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com

Asia Pacific
Bangkok
Beijing
Hanoi
Ho Chi Minh City
Hong Kong
Jakarta
Kuala Lumpur
Manila
Melbourne
Shanghai
Singapore
Sydney
Taipei
Tokyo

Europe & Middle East
Almaty
Amsterdam
Antwerp
Bahrain
Baku
Barcelona
Berlin
Bologna
Brussels
Budapest
Cairo
Dusseldorf
Frankfurt / Main
Geneva
Kyiv
London
Madrid
Milan
Moscow
Munich
Paris
Prague
Riyadh
Rome
St. Petersburg
Stockholm
Vienna
Warsaw
Zurich

North & South America
Bogota
Brasilia
Buenos Aires
Calgary
Caracas
Chicago
Chihuahua
Dallas
Guadalajara
Houston
Juarez
Mexico City
Miami
Monterrey
New York
Palo Alto
Porto Alegre
Rio de Janeiro
San Diego
San Francisco
Santiago
Sao Paulo
Tijuana
Toronto
Valencia
Washington, DC

RECEIVED

2005 SEP -9 P 1:21

File No. 82-34816
September 1, 2005

VIA AIR MAIL

05011037

Securities and Exchange Commis
Office of International Corporate
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SUPPL

SEGA SAMMY HOLDINGS INC.
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3-2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to SEGA SAMMY HOLDINGS INC. (the "Company") with respect to its ADR program, enclose herewith English translations of the documents of which contents were announced by the Company.

- Notice of Judgment on Action (CT Patent) (Dated August 30, 2005)
- Notice of Judgment on Action (Flag Carryover Patent) (Dated August 30, 2005)
- Notice of Stock Split (Free Issue), Adjustment to the Forecast of Year-End Dividends (for the Year Ending March 31, 2006) and Adjustments to Exercise Price and Conversion Price (Dated August 31, 2005)

PROCESSED
SEP 09 2005
THOMSON FINANCIAL

Yours truly,

Fusako Otsuka

FO/ah
Encl.
cc: The Bank of New York
cc: SEGA SAMMY HOLDINGS INC. (w/o encl.)

9/9

(Translation)

File No. 82-34816
August 30, 2005

Dear Sirs,

Name of Company:	SEGA SAMMY HOLDINGS INC.
Name of Representative:	Hajime Satomi, Chairman, President and Representative Director

(Code No. 6460, Tokyo Stock Exchange 1st Section)

Further Inquiry:	Michael Masakimi Hotta, Executive Officer (TEL: 03-6215-9955)

Notice of Judgment on Action (CT Patent)

Notice is hereby given that with regard to the action for infringement of patent filed by Aruze Corp. ("Aruze") against Sammy Corporation ("Sammy"), a subsidiary of SEGA SAMMY HOLDINGS INC., the Tokyo District Court rendered a judgment in favor of Sammy, as described below.

This action had been filed against Sammy as a defendant by the plaintiff Aruze, alleging that Sammy's pachislot game machine "*Triple Rider*" infringed the patent of Aruze and claiming damages of ¥1,430,700,000 therefor.

Description

1. Background

(1)	March 26, 2001	Aruze filed an action for claim for damages.
(2)	June 25, 2001	Sammy filed with the Japanese Patent Office a petition for a decision invalidating the patent.
(3)	January 6, 2003	The Japanese Patent Office delivered a decision invalidating Patent No. 1855980 (as of December 25, 2002).
(4)	January 27, 2003	Aruze filed with the Tokyo High Court an action to seek revocation of the decision invalidating the patent rendered by the Japanese Patent Office.
(5)	February 21, 2005	The Tokyo High Court rendered a judgment dismissing the action filed by Aruse (in support of the Japanese Patent Office's decision invalidating the patent).
(6)	March 7, 2005	Aruze appealed against the judgment rendered by the Tokyo High Court to the Supreme Court and also filed a petition for receipt of final appeal.
(7)	July 14, 2005	The Supreme Court rejected the appeal from Aruze and rendered a decision not to accept the final appeal. (Final decision invalidating the patent)

2. Outline of the judgment

(1) Date of judgment: August 30, 2005

(2) Contents: The plaintiff's claim shall be dismissed.

The costs of the action shall be borne by the plaintiff.

(3) Reason: The patent exercised has elapsed due to invalidation thereof

3. Future prospects

As present, the judgment is expected to have no effect on the operating results.

- END -

(Translation)

File No. 82-34816
August 30, 2005

Dear Sirs,

Name of Company:	SEGA SAMMY HOLDINGS INC.
Name of Representative:	Hajime Satomi, Chairman, President and Representative Director
(Code No. 6460, Tokyo Stock Exchange 1st Section)	
Further Inquiry:	Michael Masakimi Hotta, Executive Officer (TEL: 03-6215-9955)

Notice of Judgment on Action (Flag Carryover Patent)

Notice is hereby given that with regard to the action for infringement of patent filed by Aruze Corp. ("Aruze") against Sammy Corporation ("Sammy"), a subsidiary of SEGA SAMMY HOLDINGS INC., the Tokyo District Court rendered a judgment in favor of Sammy, as described below.

This action had been filed against Sammy as a defendant by the plaintiff Aruze, alleging that Sammy's pachislot game machine "*JYUOH*" infringed the patent of Aruze and claiming damages of ¥5,145,750,000 therefor.

Description

1. Background

(1)	May 31, 2002	Aruze filed an action for claim for damages.
(2)	October 18, 2002	Sammy filed with the Japanese Patent Office a petition for a decision invalidating the patent.
(3)	November 28, 2003	The Japanese Patent Office delivered a decision invalidating Patent No. 2574912 (as of November 17, 2003).
(4)	December 25, 2003	Aruze filed with the Tokyo High Court an action to seek revocation of the decision invalidating the patent rendered by the Japanese Patent Office.
(5)	February 15, 2005	The Tokyo High Court rendered a judgment dismissing the action filed by Aruse (in support of the Japanese Patent Office's decision invalidating the patent).
(6)	March 1, 2005	Aruze appealed against the judgment rendered by the Tokyo High Court to the Supreme Court and also filed a petition for receipt of final appeal.
(7)	July 7, 2005	The Supreme Court rejected the appeal from Aruze and rendered a decision not to accept the final appeal. (Final decision invalidating the patent)

2. Outline of the judgment

(1) Date of judgment: August 30, 2005

(2) Contents: The plaintiff's claim shall be dismissed.

The costs of the action shall be borne by the plaintiff.

(3) Reason: The patent exercised has elapsed due to invalidation thereof.

3. Future prospects

As present, the judgment is expected to have no effect on the operating results.

- END -

(Translation)

File No. 82-34816
August 31, 2005

Dear Sirs,

Name of Company: SEGA SAMMY HOLDINGS INC.
Name of Representative: Hajime Satomi, Chairman, President and Representative Director
(Code No. 6460, Tokyo Stock Exchange 1st Section)
Further Inquiry: Michael Masakimi Hotta, Executive Officer (TEL: 03-6215-9955)

Notice of Stock Split (Free Issue), Adjustment to the Forecast of Year-End Dividends (for the Year Ending March 31, 2006) and Adjustments to Exercise Price and Conversion Price

Notice is hereby given that SEGA SAMMY HOLDINGS INC. (the "Company"), at the meeting of its Board of Directors held on August 31, 2005, resolved to make a stock split (free issue) and an adjustment to the forecast of year-end dividends per share for the year ending March 31, 2006 (the 2nd fiscal year), as described below:

Description

I. Stock split (free issue)

1. Purpose of the stock split (free issue)

To create an environment where investors can invest in its shares, the Company intends to make a stock split, whereby enhancing liquidity of its shares and diversifying its investor base.

2. Outline of the stock split (free issue)

(1) Method of the stock split:

Each share of common stock held by the shareholders appearing or recorded in the final register of shareholders and the final register of beneficial shareholders as of September 30, 2005 (Friday) will be split into two shares as of November 18, 2005 (Friday), as described below.

(2) Number of shares to increase as a result of the stock split:

The number of shares of common stock equivalent to the number of issued shares of common stock as of September 30, 2005 (Friday) will increase.

3. Schedule:

Date of commencement of transactions to be settled on the issue date:	September 27, 2005	(Tuesday)
Record date for allocation:	September 30, 2005	(Friday)
Effective date:	November 18, 2005	(Friday)

4. Dividend accrual date: October 1, 2005 (Saturday)

5. Increase of the total number of shares authorized to be issued by the Company:

The Articles of Incorporation of the Company will be amended as of November 18, 2005 (Friday) to increase the number of shares authorized to be issued by the Company by 400,000,000 shares to 800,000,000 shares.

II. Adjustment to the forecast of year-end dividends:

1. Reasons for the adjustment to the forecast of dividends:

The Company regards the paying out of profits to its shareholders as an important mission of management and has adopted a basic policy of paying dividends properly in proportion to profits.

Based on the forecast of operating results for the year ending March 31, 2006 (from April 1, 2005 to March 31, 2006) (the 2nd fiscal year) publicized on May 24, 2005, the forecast of annual dividends was fixed at ¥80 per share. However, taking into consideration favorable performances during the fiscal year under review, on June 16, 2005, the Company publicized an amendment to annual dividends for the year ending March 31, 2006, which are ¥100 per share.

The forecast of year-end dividends, which were fixed at ¥50 per share as publicized on June 16, 2005, will be ¥25 per share as a result of the translation based on the ratio of the stock split.

However, to pay out profits to its shareholders more positively, the Company has determined to adjust the forecast of year-end dividends for the year ending March 31, 2006 (from April 1, 2005 to March 31, 2006) (the 2nd fiscal year) to ¥30 per share to thank the shareholders for their continued support, while reflecting the stock split. This represents an increase of ¥10 per share in dividends according to the calculation based on the number of shares before the stock split, and an increase of ¥30 per share in dividends in comparison with the initial forecast of dividends. No amendment will be made to interim dividends for the year ending March 31, 2006 (from April 1, 2005 to March 31, 2006) (the 2nd fiscal year).

2. Content of the adjustment:

Forecast of dividends per share for the year ending March 31, 2006 (from April 1, 2005 to March 31, 2006) (the 2nd fiscal year)

	Interim dividend	Year-end dividend	Annual dividend
Previous forecast (June 16, 2005)	¥50.00	¥50.00	¥100.00
Adjusted forecast	¥50.00	¥30.00	¥80.00
(For reference) For the year ended March 31, 2005 (from October 1, 2004 to March 31, 2005) (the 1st fiscal year)	- *1	¥60.00 (Ordinary dividend: ¥40) (Commemorate dividend: ¥20)	¥60.00

*1 The Company, which was established on October 1, 2004, did not pay interim dividends for the year ended March 31, 2005 as SEGA SAMMY HOLDINGS INC. The interim dividends for the period paid by Sammy Corporation and SEGA CORPORATION were ¥40.00 per share and ¥0.00, respectively.

III. Adjustment to the exercise price

As a result of the stock split, an amendment will be made to the exercise price of the stock acquisition rights issued by the Company and the total number of shares to be granted (as of the date of resolution) as from October 1, 2005, as described below:

Description	After adjustment		Before adjustment	
	Exercise price (per share)	Total number of shares to be granted	Exercise price (per share)	Total number of shares to be granted
Stock options as authorized by the General Meeting of Shareholders held on June 24, 2005	¥3,470	2,534,000 shares	¥6,940	1,267,000 shares

IV. Adjustment to the conversion price

As a result of the stock split, an amendment will be made to the conversion price of the Yen Denominated Guaranteed Convertible Bonds-Type Bonds with Stock Acquisition Rights due 2009 as from October 1, 2005, as described below:

Description	Conversion price after adjustment	Conversion price before adjustment
Yen Denominated Guaranteed Convertible Bonds-Type Bonds with Stock Acquisition Rights due 2009	¥1,914	¥3,828

[For reference]

1. The number of shares to increase as a result of the stock split is not specified herein because the total number of issued shares may increase upon conversion of the Convertible Bonds-Type Bonds with Stock Acquisition Rights into shares for the period from the date of resolution of the Board of Directors to the record date for the stock split and the total number of issued shares as of the date for allocation for the stock split cannot be determined.

2. The total number of issued shares after the stock split, calculated based on the total number of issued shares as of August 31, 2005, is shown below:

(1)	Total number of issued shares as of August 31, 2005:	141,019,128 shares
(2)	Number of shares to be increased:	141,019,128 shares
(3)	Total number of issued shares after the stock split:	282,038,256 shares

3. No capital will increase as a result of the stock split.

Capital as of August 31, 2005: ¥28,461,882,706

- END -